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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                Final Amendment
                                      to
                                Schedule 14D-1
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934


                       CORT BUSINESS SERVICES CORPORATION
                           (Name of Subject Company)

                              C ACQUISITION CORP.
                          WESCO HOLDINGS MIDWEST, INC.
                          WESCO FINANCIAL CORPORATION
                                BLUE CHIP STAMPS
                                   OBH, INC.
                            BERKSHIRE HATHAWAY INC.
                               WARREN E. BUFFETT
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  220493-10-0
                     (CUSIP Number of Class of Securities)

                                MARC D. HAMBURG
                                 VICE PRESIDENT
                          WESCO HOLDINGS MIDWEST, INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                                 (402) 346-1400
           (Name, Address, and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:
                              MARY ANN LYMAN, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA  90071
                                 (213) 683-9100


                                JANUARY 21, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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     This Final Amendment supplements and amends the Tender Offer Statement on
Schedule 14D-1 filed on January 21, 2000 and amended by Amendment No. 1 filed on February 15, 2000 (as amended, the "Statement") relating to the offer by C Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Wesco Holdings Midwest, Inc., a Nebraska corporation ("Parent"), and an indirect wholly-owned subsidiary of Wesco Financial Corporation, a Delaware corporation ("Ultimate Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, of CORT Business Services Corporation, a Delaware corporation (the "Company"), as set forth in the Statement. Any capitalized term not defined has the meaning ascribed to such term in the Statement or in the Offer to Purchase referred to therein.

ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 4 is amended and supplemented by the addition of the following:

     Ultimate Parent may borrow up to $20 million from BankBoston, N.A. pursuant to an unsecured borrowing arrangement.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The response to Item 6 is amended and supplemented by the addition of the following:

     The Offer expired at 12:00 midnight, New York City time, on Thursday, February 17, 2000. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser was informed by the Depositary that 12,908,234 Shares (approximately 98.1% of the issued and outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer, including 397,426 Shares tendered pursuant to the procedures for guaranteed delivery.

     Pursuant to the Agreement and Plan of Merger, dated January 14, 2000 among Purchaser, Parent, Ultimate Parent and the Company, Purchaser intends to cause the Merger to become effective as soon as practicable. In connection with the Merger, each Share issued and outstanding immediately prior to the Effective Time held by the Stockholders (other than Shares with respect to which dissenters' rights have been demanded and perfected in accordance with applicable Delaware law) will be canceled and converted automatically into the right to receive $28.00 in cash.

ITEM 10.  ADDITIONAL INFORMATION.

     (f) Reference is made to the press release issued by Ultimate Parent and the Company on February 18, 2000, a copy of which is filed as Exhibit (a)(10) hereto and the text of which is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10) Press Release issued by Ultimate Parent and the Company on February 18, 2000.

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                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dates:  February 18, 2000


                              C Acquisition Corp.


                              By: /s/ Marc D. Hamburg
                              Name:   Marc D. Hamburg
                              Title:  Secretary and Treasurer


                              Wesco Holdings Midwest, Inc.


                              By: /s/ Marc D. Hamburg
                              Name:   Marc D. Hamburg
                              Title:  Secretary and Treasurer


                              Wesco Financial Corporation


                              By: /s/ Jeffrey L. Jacobson
                              Name:   Jeffrey L. Jacobson
                              Title:  Vice President and
                                      Chief Financial Officer


                              Blue Chip Stamps


                              By: /s/ Jeffrey L. Jacobson
                              Name:   Jeffrey L. Jacobson
                              Title:  Vice President and
                                      Chief Financial Officer

                              OBH, Inc.


                              By: /s/ Marc D. Hamburg
                              Name:   Marc D. Hamburg
                              Title:  Vice President and Treasurer



                              Berkshire Hathaway Inc.


                              By: /s/ Marc D. Hamburg
                              Name:   Marc D. Hamburg
                              Title:  Vice President and Treasurer


                              /s/ Warren E. Buffett
                                  Warren E. Buffett

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